UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  ☐ Form 10-K o Form 20-F ☐ Form 11-K ☒  Form 10-Q ☐ Form 10-D
☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  March 31, 2011
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended: ______________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Altegris Winton Futures Fund, L.P.
Full Name of Registrant

_____________________________
Former Name if Applicable

1202 Bergen Parkway, Suite 212
Address of Principal Executive Office (Street and Number)

Evergreen, Colorado 80439
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Altegris Winton Futures Fund, L.P. (the “Partnership”) recently retained a new public accounting firm to audit its annual financial statements.  The Partnership filed 8-Ks describing the change in auditor on February 1, 2011 and April 1, 2011.  The retention of the new accounting firm has resulted in a delay with respect to the timely review of the Partnership’s quarterly financial statements.  Notwithstanding this transition and the accompanying delay, the Partnership anticipates that the required review of the Partnership’s quarterly financial statements will be completed within a time period that will permit the Partnership to file its Quarterly Report on Form 10-Q within the 5 day extension provided under Part II above.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Bryce Hunter	858	459-7040
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☐ Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Altegris Winton Futures Fund, L.P.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	Altegris Portfolio Management, Inc., its General Partner

By: /s/ Jon C. Sundt	By:	/s/ Jon C. Sundt
Name: Jon C. Sundt
Title: President